CHAMPLAIN ADVISORS, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	725,680
Accounts receivable		224,340
Prepaid expenses		19,716
Property and Equipment, net		2,909
Other receivables		3,813
Total assets	$	976,458

Liabilities and Members' Equity

Liabilities

Account payable and accrued expenses	$	51,950
Total liabilities		51,950

Commitments and contingencies

Members' equity

Members' equity		924,508
Total members' equity		924,508
Total liabilities and members' equity	$	976,458

See accompanying notes to financial statements